SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

MSP Recovery, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

553745100

(CUSIP Number)

David J. Armstrong, Esq.

General Counsel

Cano Health, Inc.

9725 NW 117th Avenue

Miami, Florida 33178

Tel: (855) 226-6633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 10, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 553745100

1	NAMES OF REPORTING PERSONS Cano Health, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,809,039 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,809,039 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,809,039 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Reflects the MSP Recovery, Inc. (the “Issuer”) 1-for-25 reverse stock split of its Class A common stock that was effective as of October 13, 2023.
(2)	The 7,809,039 shares of Class A common stock of the Issuer reported herein represents 5.6% of the Issuer’s total issued and outstanding voting shares. (See Item 5 of the Schedule 13D.)

2

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to the Class A Common Stock, par value $0.0001 per share (the “Class A Shares”), of MSP Recovery, Inc., a Delaware corporation (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by Cano Health, Inc., a Delaware corporation (the “Reporting Person”), with the Securities and Exchange Commission on July 17, 2023 (as so amended, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended by incorporating herein by reference the information set forth on the updated Annex A attached hereto.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The Reporting Persons acquired the Class A Shares for investment purposes as described herein.

The Reporting Person intends to review its position in the Issuer on an ongoing basis and may from time to time increase or decrease its position in the Issuer (including through the trading of derivatives) depending upon various factors, including but not limited to, the Issuer’s business and prospects, financial position and strategic direction, price levels of the Class A Shares, conditions in the securities markets, various laws and regulations applicable to the Reporting Person, the Issuer and companies in its industry, the Reporting Person’s ownership in the Issuer, other investment and business opportunities available to the Reporting Person and general economic and industry conditions, and tax considerations. Additionally, subject to the various factors described above, the Reporting Person may in the future take any other action with respect to its position in the Issuer as it deems appropriate, including communicating with the Issuer’s board of directors (the “Board”), members of management or other Issuer stockholders from time to time, and/or take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Notwithstanding the above, the Reporting Person currently intends to continue to sell its Class A Shares from time to time in open market transactions, block sales, in privately negotiated transactions or otherwise, provided that the Reporting Person may modify this intention at any time and from time to time.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in Item 4 of this Schedule 13D, although, the Reporting Person, at any time and from time to time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5. Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) The percentage of beneficial ownership of the Class A Shares reported in this Schedule 13D assumes 14,415,930 Class A Shares outstanding as of November 27, 2023, based on information set forth in the Form S-1/A filed by the Issuer on December 8, 2023 (the “Form S-1/A”).

As of January 11, 2024, the aggregate number and percentage of Class A Shares beneficially owned by the Reporting Person and, for the Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference. The beneficial ownership reported herein reflects the Issuer’s 1-for-25 reverse stock split of its Class A Shares effective as of October 13, 2023.

As of January 11, 2024, Cano Health, LLC, an indirect subsidiary of the Reporting Person, directly owns the 7,809,039 Class A Shares reported herein representing approximately 54.2% of the Class A Shares outstanding.

The 7,809,039 Class A Shares beneficially owned by the Reporting Person represent approximately 5.6% of the Issuer’s total outstanding voting shares. The Reporting Person’s voting power percentage assumes an aggregate of 138,669,106 shares of Issuer voting stock outstanding, consisting of (x) 14,415,930 Class A Shares outstanding as of November 27, 2023, based on information set forth in the Form S-1/A, and (y) 124,253,176 shares of the Issuer’s Class V common stock, par value $0.0001 per share (the “Class V Shares”) outstanding as of November 27, 2023, based on information set forth in the Form S-1/A. The Class A Shares and Class V Shares each are entitled to one vote per share on matters submitted to a vote of the Issuer’s stockholders.

Any beneficial ownership of Class A Shares by a Covered Person is set forth on Annex A attached hereto.

(c) Except as described in this Schedule 13D or in Annex B attached hereto, the Reporting Person has not effected any transactions in the Issuer’s Class A Shares during the 60-day period ending on January 11, 2024.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 12, 2024

CANO HEALTH, INC.

By:	/s/ David J. Armstrong
Name:	David J. Armstrong
Title:	General Counsel

ANNEX A

Executive Officers and Directors of Cano Health, Inc.

The name, principal occupation and address of each executive officer and director of Cano Health, Inc. are set forth below. The address of each person listed below is c/o Cano Health, Inc., 9725 NW 117th Avenue, Miami, Florida 33178. All executive officers and directors listed are U.S. citizens.

OFFICERS:

Name	Principal Occupation
Mark Kent	Chief Executive Officer
Eladio Gil	Interim Chief Financial Officer
David Armstrong, Esq.	Chief Compliance Officer & General Counsel
Bob Camerlinck	Chief Operating Officer

DIRECTORS:

Name	Principal Occupation
Carol Flaton	Former Managing Director at AlixPartners LP
Patricia Ferrari, Esq.	Former Managing Director at MBIA Inc.
Angel Morales	Chief Executive Officer of Morales Capital Partners
Dr. Alan Muney	Chief Executive Officer of Alan M. Muney Advisory, LLC
Kim Rivera, Esq.	Chief Legal and Business Officer of OneTrust LLC
Solomon D. Trujillo	Chairman of Trujillo Group Investments, LLC

Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, none of the individuals listed above beneficially owns any of the Issuer’s Class A Shares.

ANNEX B

Trading History During 60-Day Period Ending on January 11, 2024

Trade Date	Common Shares Purchased/(Sold)	Weighted Average Price Per Share	Name of Entity
1/3/2024	(40,000)	$2.1040	Cano Health, LLC
1/8/2024	(51,891)	$1.9227	Cano Health, LLC
1/9/2024	(36,016)	$1.7345	Cano Health, LLC
1/10/2024	(38,141)	$1.6896	Cano Health, LLC
1/11/2024	(24,914)	$1.5293	Cano Health, LLC